# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0002021433
Persons authorized to receive notices and communications: Jacob DeWitte, c/o Oklo Inc., 3190 Coronado Drive, Santa Clara, California (CA), 95054, 844-200-3276

## Reporting persons
- Jacob DeWitte (CIK 0002021433): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 20,559,091; sole dispositive power 0; shared dispositive power 20,559,091; aggregate amount beneficially owned 20,559,091 (11.1% of the class)
- Caroline Cochran: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 20,559,091; sole dispositive power 0; shared dispositive power 20,559,091; aggregate amount beneficially owned 20,559,091 (11.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Comment: This Amendment No. 6 ("Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 16, 2024 (as amended to date, the "Schedule 13D"), which relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Oklo Inc., a Delaware corporation (the "Issuer").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The information contained on the cover pages is incorporated by reference to this Item 5.
The Reporting Persons may be deemed to beneficially own an aggregate of 20,559,091 shares of Class A Common Stock, representing 11.1% of the Class A Common Stock outstanding based upon 184,836,005 shares of Class A Common Stock outstanding as of July 1, 2026, as provided to the Reporting Persons by the Issuer. The number of shares of Class A Common Stock outstanding was not obtained from a public filing made by the Issuer with the SEC.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.
The amounts reflected in the cover pages consist of (i) 511,533 shares of Class A Common Stock held of record by Mr. DeWitte; (ii) 536,483 shares of Class A Common Stock held by Mr. DeWitte's GRAT; (iii) 1,000,000 shares of Class A Common Stock held by Mr. DeWitte's GRAT No. 2; (iv) 506,807 shares of Class A Common Stock held by Mr. DeWitte's GRAT No. 3; (v) 7,851,901 shares of Class A Common Stock held by the Jacob DeWitte Family Trust; (vi) 478,039 shares of Class A Common Stock held of record by Ms. DeWitte (Cochran); (vii) 569,479 shares of Class A Common Stock held by Ms. DeWitte's (Cochran) GRAT; (viii) 1,000,000 shares of Class A Common Stock held by Ms. DeWitte's (Cochran) GRAT No. 2; (ix) 474,011 shares of Class A Common Stock held by Ms. DeWitte's (Cochran) GRAT No. 3; (x) 7,583,085 shares of Class A Common Stock held by the Caroline DeWitte Family Trust; (xi) 28,090 shares of Class A Common Stock vesting within 60 days of the date hereof pursuant to the terms of the restricted stock units held by Mr. DeWitte; and (xii) 19,663 shares of Class A Common Stock vesting within 60 days of the date hereof pursuant to the terms of the restricted stock units held by Ms. DeWitte (Cochran).
The amounts reported herein do not include any vested RSUs which are not expected to settle within 60 days of the date of this filing. Mr. DeWitte and Ms. DeWitte (Cochran) are married and, as a result, may be deemed to share beneficial ownership of each other's securities.
Transactions in the class effected during the past sixty days:
On June 1, 2026, the Reporting Persons disposed of an aggregate of 200,000 shares of Class A Common Stock in multiple transactions at prices ranging from $64.57 to $70.56 per share in a series of open-market transactions pursuant to their 10b5-1 Trading Plan entered into on March 31, 2025.
On July 1, 2026, the Reporting Persons disposed of an aggregate of 200,000 shares of Class A Common Stock in multiple transactions at prices ranging from $51.52 to $54.30 per share in a series of open-market transactions pursuant to their 10b5-1 Trading Plan entered into on March 31, 2025.
The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jacob DeWitte: /s/ R. Craig Bealmear, R. Craig Bealmear, Attorney-in-Fact (07/06/2026)
- Caroline Cochran: /s/ R. Craig Bealmear, R. Craig Bealmear, Attorney-in-Fact (07/06/2026)